Exhibit 99.1

Ituran Announces Strategic Partnership with BMW Motorrad in Brazil

BMW Motorrad brings Ituran’s advanced telematics technology to motorcyclists in Brazil, significantly enhancing Ituran’s total addressable market

AZOUR, Israel – June 12, 2025 – Ituran Location and Control Ltd. (Nasdaq: ITRN), a global leader in vehicle telematics, through its Brazilian subsidiary, and BMW Motorrad Brasil, a leader in premium motorcycle sales in Brazil, have launched a strategic partnership to offer telematics services to BMW’s customers, offering rider safety, security, and connectivity. The initiative introduces a new experience for BMW Motorrad customers in Brazil, powered by Ituran’s advanced technology.

The partnership offers BMW Motorrad riders a unique experience that combines advanced safety and connectivity features. The service offers security technology for the customer and their motorcycle, using state-of-the-art telematics and access to the Ituran app, with real-time location tracking, virtual geofencing, route history, risk zone heat maps, maintenance alerts, digital service integration, and vehicle recovery services.

"We are always looking to deliver the best experience to our BMW Motorrad customers. This new partnership with Ituran enables us to jointly develop a fully comprehensive offering that goes beyond traditional tracking, providing new forms of connectivity with the motorcycle, to receive updates from BMW Motorrad and its dealers, and enjoy an integrated digital experience," said Matheus Pereira, CEO of BMW Motorrad in Brazil. "For new motorcycles, BMW Motorrad customers will have 24 months of free access to the Ituran service. For other BMW Motorrad customers, we offer special conditions so they can enjoy the same experience," added Pereira.

"We are proud to collaborate with BMW Motorrad, a global leader in motorcycle technology and quality. For us, it is a strategic partnership in a highly relevant segment that significantly expands our total addressable market, with the addition of this large base of motorcycle customers," said Eyal Sheratzky, CEO of Ituran. "This initiative further strengthens Ituran Brasil’s innovation leadership in a country that is a strong contributor to our global growth."

About BMW Group

With its four brands BMW, MINI, Rolls-Royce, and BMW Motorrad, BMW Group is the world's leading premium manufacturer of automobiles and motorcycles and also provides premium financial services. BMW Group's production network comprises more than 30 production sites worldwide; the company has a global sales network in more than 140 countries.

In 2024, BMW Group sold more than 2.45 million passenger vehicles and more than 210,000 motorcycles worldwide. As of December 31, 2024, BMW Group had a workforce of 159,104 employees.

BMW Group's economic success has always been based on long-term thinking and responsible action. Sustainability is a key element of BMW Group's corporate strategy and encompasses all products, from the supply chain and production to the usage phase.

About Ituran

Ituran is a leader in the mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.5 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040